Exhibit 99.54

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This early warning report is being filed to update information disclosed in an early warning report filed by Agnico Eagle Mines Limited (“Agnico Eagle”) dated February 15, 2018.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (the “Common Shares”) of: Orla Mining Ltd. (“Orla”)

Orla Mining Ltd. (“Orla”)
595 Howe Street, Suite 202
Vancouver, British Columbia V6C 2T5.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7

Agnico Eagle is a senior gold mining company organized under the laws of the Province of Ontario.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 18, 2019 Agnico and Orla entered into an investor rights agreement (the “Investor Rights Agreement”). See Item 6 below.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1          State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s security holding percentage in the class of securities.

Not applicable.

3.2          State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Not applicable.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4         State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before and after the occurrence that triggered the requirement to file this report, Agnico Eagle owned 17,613,835 Common Shares and 870,250 common share purchase warrants of Orla (a “Warrant”) entitling holders thereof to acquire one Common Share at a price of C$2.35 at any time prior to February 15, 2021, representing approximately 9.47% of the issued and outstanding Common Shares on a non-diluted basis and approximately 9.89% of the issued and outstanding Common Shares on a partially-diluted basis assuming exercise of the Warrants held by Agnico Eagle.

3.5         State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6          If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7         If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8         If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1         State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable.

4.2         In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3         If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)          a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)          a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)          a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Agnico Eagle acquired the Common Shares and the Warrants for investment purposes. Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of Orla or dispose of some or all of the Common Shares, common share purchase warrants or other securities of Orla that it owns at such time. Other than agreeing, subject to certain conditions, to participate as a member of a syndicate that will provide a secured project finance facility to Orla, Agnico Eagle currently has no other plans or intentions that relate to or would result in any of the actions listed in items (a) to (k) above, but depending on market conditions, general economic and industry conditions, trading prices of Orla’s securities, Orla’s business, financial condition and prospects and/or other relevant factors, Agnico Eagle may develop such plans or intentions in the future.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Agnico Eagle and Orla entered into the Investor Rights Agreement on October 18, 2019 (the “Investor Rights Agreement”) pursuant to which, among other things, the previously disclosed participation right agreement dated January 26, 2019 between Agnico Eagle and Orla was terminated and Agnico Eagle was granted, subject to maintaining certain ownership thresholds, the following rights: (a) the right to participate in certain equity financings and other equity issuances by Orla in order to acquire or maintain, as applicable, up to a 15% ownership interest in Orla (with such amount being subject to reduction in accordance with the Investor Rights Agreement); and (b) the right (which it has no present intention to exercise) to nominate one person to the board of directors of Orla. In addition, the Investor Rights Agreement: (i) provides Orla with the right, subject to certain conditions and exceptions, to designate a purchaser in the event Agnico Eagle, upon notice to the Issuer, wishes to sell more than 5% of the Common Shares in a single transaction (or series of related transactions); and (ii) subject to certain exceptions, requires Agnico Eagle, for a period of 18 months from the date of the Investor Rights Agreement, to vote its Common Shares in accordance with the recommendations of Orla’s management or board of directors.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

See Item 6 above.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: October 23, 2019

/s/ Christopher Vollmershausen
Name: Christopher Vollmershausen
Title: Vice-President, Legal